

June 3, 2011

Samuel A. Flax, Esq.
American Capital Mortgage Investment Corp.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

      Re: **American Capital Mortgage Investment Corp.**
              Amendment No. 1 to Registration Statement on
              Form S-11
              Filed May 16, 2011
              File No. 333-173238

Dear Mr. Flax:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated April 29, 2011 that you expect to "likely remain primarily investment in agency mortgage investments for three to six months, subject to market conditions…." To aid in our consideration of your response, please revise to clarify the certainty associated with your disclosed focus and its duration and your use of the term primarily.

2.   We note your response to comment 2 of our letter dated April 29, 2011. We have referred your analysis to the Division of Investment Managements and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

Track Record of the Investment Team of our Manager, page 69

3.   It would appear that the economic return experienced by an investor in the offerings would be based off of their purchase price for the shares. As such, please clarify why you believe that basing the return figures on beginning net asset value is appropriate where such figures may not equal the price paid by investors in the various offerings.

Conflicts of Interest…, page 87

Restrictions on Investments and Allocation of Investment Opportunities, page 87

4.   Please discuss how the management and other fees differ between you and any affiliates that may compete with you for investment opportunities.

Underwriting, page 133

5.   We note your response to comment 19 of our letter dated April 29, 2011. Please disclose any commercial or investment banking transactions that the registrant, its manager or their affiliates have entered into with the underwriters or their affiliates.

Notes to Balance Sheet as of March 28, 2011, page F-4

Note 5 – Subsequent Events, page F-5

6.   We note the revised disclosure in your "Underwriting" section of your filing regarding organization costs incurred to date. Please also expand your "Management's Discussion and Analysis of Financial Condition and Results of Operations" section to discuss these costs which have been paid/incurred on your behalf and will be accrued upon commencement of your IPO. Furthermore, to the extent you amend your filing to include updated financial statements, please disclose these costs in the footnotes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: David J. Goldschmidt, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via facsimile (917) 777-3574